

Mail Stop 3561

July 29, 2016

Via E-mail
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

>   **Re: Rocky Mountain High Brands Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 18, 2016**
>   **File No. 000-55609**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2016 letter.

Legal Proceedings, page 44

1.   Please revise this section to update the status of the lawsuits and include any additional claims or counterclaims.

2.   We note the disclosure in Note 9 in the Notes to Unaudited Financial Statements for March 31, 2016 that the company filed suit in the Eighteenth Judicial Circuit Court of Seminole, County, Florida for an injunction against the continuation of the Meadows Arbitration. Please revise your Legal Proceedings section to reconcile the disclosure with the information in Note 9.

Recent Sales of Unregistered Securities, page 47

3.   We note your revisions in response to prior comment 8 and that the table showing the issuances in the bankruptcy proceedings includes references to an acquisition of Chill Texas for 5,000,000 shares. Please tell us where the Amended Plan of Reorganization addresses this issuance. We note section 5.6 of the Plan refers to 8,663,410 shares being issued under the Plan, but this does not appear to reconcile with the number disclosed in your filing.

4.   Please describe the material terms of your acquisition of Chill Texas and file material agreements as exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages,
                                        Apparel and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.